March 11, 2005	Geoffrey P. Leonard
(650) 614-7470
gleonard@orrick.com

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Landec Corporation
Form 10-K for the fiscal year ended May 30, 2004
Forms 10-Q for the period ended August 29, 2004 and November 28, 2004
File No. 0-27446

Dear Mr. Decker:

On behalf of Landec Corporation (“Landec or the “Company”), we are responding to the staff’s letter dated March 9, 2005 relating to Landec’s Form 10-K for the fiscal year ended May 30, 2004 and Forms 10-Q for the period ended August 29, 2004 and November 28, 2004.  For the staff’s convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

FORM 10-K FOR THE YEAR ENDED MAY 20, 2004

Comments applicable to your overall filing

1.     Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Where a comment requests additional disclosures or other revisions the Company will show in its supplemental response what the revisions will look like in the Company’s future filings.

2.     Comment:  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•         the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  Attached to this response is a statement from the Company acknowledging those items set forth in this comment.

FINANCIAL STATEMENTS

Statements of Cash Flows, page 51

3.     Comment  We acknowledge your response to our comment 11.  In future filings, please revise your statements of cash flows to present separately cash flows associated with notes and advances receivable from operating activities from those associated with investing activities.  Please also include a footnote to your statements of cash flows which explains the nature of collections of notes and advances receivable from investing activities.

Response:  In future filings, the Statements of Cash Flows will separately present cash flows associated with notes and advances receivable that relate to operating activities from those that relate to investing activities.  In future filings, the Company will identify in footnote 4 to its consolidated financial statements which notes are associated with operating activities and which notes are associated with investing activities, and the Company will disclose the nature of any collections from notes or advances receivable that are not cash.  In addition, the Company will add the following language in future filings:  “Notes and advances receivable related to operating activities are for the sourcing of crops in the Company’s food business, and notes and advances receivable related to investing activities are for financing transactions with third parties.”

Notes to Financial Statements

3.  Exit of Fruit Processing and Domestic Commodity Vegetable Business, page 64

4.     Comment:  We have read your response to our comment 24.  In future filings, please reclassify the $436,000 gain on the sale of your fruit processing facility to comply with SFAS 144.  Please show us what your revised selected financial data table will look like.  Please also ensure that you include a note to the table that describes the restatement.

Response:  In future filings on Form 10-K, the Company will reclassify the $436,000 gain recorded in fiscal year 2002 on the sale of the Company’s fruit processing facility to comply with SFAS 144.  The Company will add the following language in a note to the selected financial data table:  “The gain of $436,000 in fiscal year 2002 on the sale of the fruit processing facility has been reclassified as it appears in prior filings from other income to selling, general and administrative expenses.”

FORM 1O-Q FOR THE PERIOD ENDED AUGUST 29, 2004

Comments applicable to your overall filing

5.     Comment:  Please address the comments above in your interim Forms 10-Q as well.

Response:  Beginning with the third quarter of fiscal year 2005, the Company will revise its filings to the extent such comments are applicable to the requirements under Form 10-Q.

Please call the undersigned at (650) 614-7470 if you have any questions.

Very truly yours,

/s/ Geoffrey P. Leonard

Geoffrey P. Leonard

cc:           Gary T. Steele
Gregory S. Skinner

ACKNOWLEDGEMENT

The undersigned, Greg Skinner, hereby acknowledges on behalf of Landec Corporation, a California corporation (the “Company”), that in connection with responding to the comments of the Securities and Exchange Commission (the “SEC”) dated March 9, 2005:

1.     The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

2.     Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3.     The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

LANDEC CORPORATION

/s/ Gregory Skinner
Gregory Skinner, Chief Financial Officer